Exhibit 4.19

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS

DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR

CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED

WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE

CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH

THE SECURITIES AND EXCHANGE COMMISSION.

AMYRIS, INC.

5885 Hollis Street, Suite 100

Emeryville, CA 94608

June 21, 2010

TOTAL GAS & POWER USA, SAS

2, place Jean Millier – La Defense 6

92076 Paris La Defense Cedex – France

Re:	Letter Agreement Regarding Certain Agreements between Amyris, Inc. (the “Company”) and Total Gas & Power USA, SAS (“Total G&P”)

Dear Sir or Madam:

Reference is hereby made to that certain Series D Preferred Stock Purchase Agreement, dated as of June 21, 2010 (the “Series D Agreement”), by and among the Company and Total G&P (as the Investor).

This Letter Agreement (this “Side Letter Agreement”) is made by and between the Company and Total G&P in connection with the Series D Agreement. The Company and Total G&P agree to the following:

1.         Certain Definitions.  For purposes of this Side Letter Agreement, the following terms shall have the following respective meanings:

(a)	“Acquisition” has the meaning set forth in Section 4 below.

(b)	“Acquisition Proposal” means any agreement, explicit offer or explicit proposal for, or any written indication of interest in, an Acquisition.

(c)

“Affiliate” means, with respect to a Person, any Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person. For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean (i) the possession, directly or indirectly, of the power to direct the management or policies of a Person, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise, or (ii) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of a Person.

(d)	“Board” means the Company’s Board of Directors.

(e)

“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

(f)	“Third Party” means any Person other than the Company, Total G&P and Total G&P’s Affiliates.

2.        Board of Directors: Total Designee Post-IPO.

(a)        Effective following the closing of the Company’s initial public offering of its Common Stock registered pursuant to the Securities Act of 1933 (the “IPO”) and until such time as the earlier to occur of the following: (i) Total G&P (together with its Affiliates) holds less than 3,550,774 shares of Series D Preferred Stock purchased by it pursuant to the Series D Agreement (with such number to be subject to proportionate adjustment in the event of stock splits, combinations, dividends, recapitalizations, and the like with respect to the Company’s Common Stock occurring after the date hereof) (or any security issued or issuable on conversion thereof) or (ii) an Acquisition, the Company shall use its reasonable efforts, to the extent consistent with the fiduciary duties of the Board, to cause one designee of Total G&P (the “Total Designee”) to be appointed to the Board at a meeting of the Board or nominated or re-nominated for election at each annual meeting at which such designee is up for election or re-election, as the case may be.

(b)        In connection with the IPO, the Company shall (i) adopt a classified Board providing for three (3) classes of directors to be elected in successive years and (ii) cause the Total Designee to serve in a seat subject to the latest date of re-election. This Section 2(b) shall terminate at such time as Section 2(a) terminates.

(c)        The Company shall not take any action that precludes the appointment of the Total Designee to serve in the seat subject to the latest date of re-election as set forth in Section 2(b)(ii) above. This Section 2(c) shall terminate at such time as Section 2(a) terminates.

(d)        Until such time as the earlier to occur of the following: (i) Total G&P (together with its Affiliates) holds less than 3,550,774 shares of Series D Preferred Stock purchased by it pursuant to the Series D Agreement (with such number to be subject to proportionate adjustment in the event of stock splits, combinations, dividends, recapitalizations, and the like with respect to the Company’s Common Stock occurring after the date hereof) (or any security issued or issuable on conversion thereof) or (ii) an Acquisition, the Company will permit one representative of Total G&P (the “Observer”)

to attend all meetings of the Board and all committees thereof (whether in person, telephonic or other) in a non-voting, observer capacity and shall provide to Total G&P notice of such meeting and a copy of all materials provided to such members. The Company may, in its sole discretion, invite one or more additional representatives of Total G&P to attend meetings of the Board as additional Observers; provided that the terms set forth in this Side Letter Agreement shall apply to the attendance of any such additional Observers. Total G&P hereby agrees that its Observer(s) will hold in confidence and trust as a fiduciary to the Company and not misuse or disclose any information (including within Total G&P) provided to him or her in connection with the Observer rights set forth in this Side Letter Agreement, in each case to the same extent and in the same manner as is required of Total G&P’s representative on the Board, including without limitation pursuant to any requirements set forth in policies and procedures of the Company that apply to all members of the Board. A majority of the Board shall have the right to exclude the Observer(s) from portions of meetings of the Board or omit to provide the Observer(s) with certain information if such members of the Board believe that attendance at such meeting or portion thereof or access to such information (i) could, based on the advice of Company counsel, adversely affect the Company’s attorney-client privilege, (ii) would contravene a Company non-disclosure obligation to a third party or (iii) could result in a conflict of interest; provided that the Observer(s) shall not be permitted to attend any executive session of the Board unless the Total Designee is not in attendance at such executive session of the Board.

(e)        The Company acknowledges that Total G&P will likely have, from time to time, information that is not Amyris Information (as defined below) but that may be of interest to the Company (“Total Information”) regarding a wide variety of matters including, by way of example only, (a) Total G&P’s (or its Affiliates’) technologies, plans and services, and plans and strategies relating thereto, (b) current and future investments Total G&P (or its Affiliates) has made, may make, may consider or may become aware of with respect to other companies and other technologies, products and services, including, without limitation, technologies, products and services that may be competitive with the Company’s, and (c) developments with respect to the technologies, products and services, and plans and strategies relating thereto, of other companies, including, without limitation, companies that may be competitive with the Company. The Company recognizes that a portion of such Total Information may be of interest to the Company. Such Total Information may or may not be known by Total G&P’s representative serving on the Board and/or the Observer(s). The Company, as a material part of the consideration for this Side Letter Agreement, agrees that Total G&P, Total G&P’s representative serving on the Board and/or the Observer(s) shall have no duty to disclose any Total Information to the Company or permit the Company to participate in any projects or investments based on any Total Information, or to otherwise take advantage of any opportunity that may be of interest to the Company if it were aware of such Total Information, and hereby waives, to the extent permitted by law, any claim based on the corporate opportunity doctrine or otherwise that could limit Total G&P’s ability to pursue opportunities based on such Total Information or that would require Total G&P, Total G&P’s representative serving on the Board and/or the Observer(s) to disclose any such Total Information to the Company or offer any opportunity relating thereto to the Company.

(f)        Total G&P acknowledges that the Company will, from time to time, disclose to Total G&P’s representative serving on the Board and/or to the Observer(s) information relating to the business of the Company (“Amyris Information”) regarding a wide variety of matters including, by way of example only, (a) the Company’s (or its Affiliates’) technologies, plans and services, and plans and strategies relating thereto, (b) current and future investments the Company (or its Affiliates) has made, may make, may consider or may become aware of with respect to other companies and other technologies, products and services, including, without limitation, technologies, products and services that may be competitive with Total G&P’s, and (c) developments with respect to the technologies, products and services, and plans and strategies relating thereto, of other companies, including, without limitation, companies that may be competitive with Total G&P. Amyris Information does not include information that: (i) was in the public domain at the time of the disclosure or after the disclosure, other than through the act or negligence of Total G&P or its Affiliates, Board representative or Observer(s), (ii) was already rightfully in the possession of Total G&P or its Affiliates at the time of the disclosure, (iii) is lawfully received from a third party without breach of an obligation to the Company, (iv) was independently developed by Total G&P or its Affiliates without access to any Amyris Information, as proven by contemporaneous written evidence, or (v) is disclosed to third parties generally by the Company without confidentiality restrictions. Total G&P recognizes that a portion of the Amyris Information may be of interest to Total G&P. Total G&P, as a material part of the consideration for this Side Letter Agreement, agrees that neither it nor its Affiliates shall have the right to receive or use such Amyris Information nor shall Total G&P and/or its Affiliates be permitted to participate in, or profit from, any projects or investments based on any Amyris Information, or otherwise take advantage of any opportunity that may be of interest to Total G&P and/or its Affiliates as a result of, or based upon, such Amyris Information. Total G&P hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that the corporate opportunity doctrine does not apply to such Amyris Information with respect to the Observer(s); for the sake of clarification, the Company is not waiving any claim that the corporate opportunity doctrine applies to such Amyris Information with respect to Total G&P’s representative serving on the Board.

3.        Participation in Sale Process.    The following provisions shall remain in effect until terminated in accordance with Section 3(c) below:

(a)        Notice of Acquisition Proposal.  In the event that the Company receives an unsolicited Acquisition Proposal from a Third Party (a “Third Party Offer”), or the Board, acting in good faith, authorizes the officers of the Company to initiate or pursue an Acquisition Proposal (a “Solicitation Decision”), within one (1) business day after receipt of such Third Party Offer by the Company or such Solicitation Decision, as the case may be, the Company shall provide Total G&P with written notice (the “Notice”) of such Third Party Offer or Solicitation Decision, as the case may be. In the event of a Third Party Offer, the Notice shall also include the following information regarding the Acquisition Proposal: (i) whether the Company believes the offering party to be a strategic or financial buyer; (ii) whether the offering party is a public or private company and, if the offering party is a public company, whether it has a market capitalization in excess of $1,000,000,000; and (iii) whether the offering party is on the list of entities (or, to the Company’s knowledge, is affiliated with one of such entities) listed on Exhibit A attached hereto. After delivering the Notice to Total G&P, and subject to a mutually acceptable nondisclosure agreement, the Company shall, if requested by Total G&P, provide Total G&P prompt access to, and copies of, all due diligence documents containing non-public information of the Company that are supplied by the Company to any Third Party that makes an Acquisition Proposal.

(b)        Negotiation Period.

(i)

(A) In the case of a Solicitation Decision, for a period of fifteen (15) business days after delivery of the Notice, or (B) in the case of a Third Party Offer, for a period of five (5) business days after delivery of the Notice, Total G&P shall have the exclusive right to negotiate with the Company to reach mutually agreeable terms for an Acquisition of the Company by Total G&P (such 15- or 5-business day period, the “Exclusive Negotiation Period”). During the Exclusive Negotiation Period, the Company shall (X) not enter into any agreement (including, without limitation, any no shop agreement, binding term sheet or merger agreement) other than a confidentiality agreement no less favorable to the Company than those binding Total with respect to an Acquisition of the Company by any Person, other than by Total G&P or its Affiliates, (Y) not engage in any negotiations or discussions with any Person, other than with Total G&P or its Affiliates, in each case, with respect to a potential Acquisition and (Z) continue to provide Total G&P with due diligence materials as set forth in Section 3(a) above. In the event that Total G&P presents the Company with an Acquisition Proposal during the Exclusive Negotiation Period, such Acquisition Proposal shall be considered by the Board in the exercise of its fiduciary duties.

(ii)

Upon the expiration of the Exclusive Negotiation Period, the Company shall, if requested by Total G&P, continue to negotiate with Total G&P for an additional period of ten (10) business days following the expiration of the Exclusive Negotiation Period (the “Restricted Negotiation Period”) to reach mutually agreeable terms for the Acquisition of the Company by Total G&P. During the Restricted Negotiation Period, the Company shall (X) not enter into any agreement (including, without limitation, any no shop agreement, binding term sheet or merger agreement) other than a confidentiality agreement no less favorable to the Company than those binding Total with respect to an Acquisition of the Company by any Person, other than by Total G&P or its Affiliates, and (Y) continue to provide Total G&P with due diligence materials as set forth in Section 3(a) above; provided that during the Restricted Negotiation Period the Company shall be entitled to also engage in any negotiations and discussions with any Person. After the Restricted Negotiation Period, the

Company shall not be obligated to provide any due diligence information to Total G&P. In the event that Total G&P presents the Company with an Acquisition Proposal during the Restricted Negotiation Period, such Acquisition Proposal shall be considered by the Board in the exercise of its fiduciary duties.

(iii)

The Exclusive Negotiation Period or Restricted Negotiation Period will terminate prior to the expiration of the applicable period if Total G&P notifies the Company in writing that it has determined that it does not desire or intend to negotiate an Acquisition involving the Company.

(iv)

In the event of a Third Party Offer or a Solicitation Decision, if the Company has complied in all material respects with the foregoing requirements of this Section 3, the Company will have no further obligations under this Section 3 until the date that is 135 days following the Restricted Negotiation Period relating thereto. If the Company has materially complied with the foregoing provisions of this Section 3 and enters into a definitive agreement during such 135-day period, it may thereafter consummate an Acquisition pursuant to such definitive agreement without any further obligations under this Section 3. If the Company does not enter into a definitive agreement with a Third Party to consummate an Acquisition within such 135-day period or if the Company enters into a definitive agreement within the 135-day period but such agreement terminates prior to the Acquisition being consummated, the Company must again comply with the foregoing provisions of this Section 3 after the expiration of the 135-day period or the termination of such definitive agreement, if applicable.

(c)        Termination.  This Section 3 shall terminate and be of no further force or effect upon the earlier of (i) such time as Total G&P (together with its Affiliates) holds securities representing less than 10% of the voting securities of the Company or (ii) provided that the Company has complied with all of the procedures and requirements of this Section 3 for any Acquisition Proposal, the date of the completion of the transactions contemplated by such Acquisition Proposal.

4.        Standstill Agreement.

(a)        Initial Standstill Period.  During the period of time commencing on the date hereof (the “Effective Date”) and continuing until the second anniversary of the Effective Date (the “Second Anniversary”) (with such period being referred to as the “Initial Standstill Period”), without the prior consent of the Board (as evidence by a duly adopted resolution), Total G&P shall not, and shall cause its Affiliates not to acquire, or offer or seek or agree to acquire, directly or indirectly, by purchase or otherwise (collectively, “Acquire”), ownership (beneficial or otherwise) of any additional securities or assets of the Company or any of its subsidiaries (or any direct or indirect rights or options to acquire such ownership, or otherwise act in concert with respect to any such securities, rights or options with any Person) in excess of the greater of (i) the number of shares of Series D Preferred Stock purchased by Total G&P pursuant to the Series D Agreement (as adjusted for stock splits, dividends, combinations, recapitalizations and the like with respect to the Company’s Common Stock occurring after the date hereof) (the “Series D Purchase”), and (ii) twenty percent (20%) of the Company’s then outstanding capital stock (assuming the conversion of all outstanding shares of the Company’s Preferred Stock into the Company’s Common Stock) (together, the “Initial Standstill Threshold”), provided that so long as Total G&P is not otherwise in breach of this Section 4 and notwithstanding the Initial Standstill Threshold, if, during the Initial Standstill Period, any Third Party Acquires more of the Company’s then outstanding capital stock (assuming conversion of all outstanding shares of the Company’s Preferred Stock into the Company’s Common Stock) then owned (beneficially or otherwise) by Total G&P and its Affiliates in the aggregate, Total G&P (and/or its Affiliates) may Acquire an additional number of shares of Common Stock of the Company such that Total G&P and its Affiliates own (beneficially or otherwise) in the aggregate no greater than one more share of Common Stock of the Company than is then owned (beneficially or otherwise) by such Third Party (assuming the conversion to Common Stock of all of such Third Party’s capital stock) (it being understood that Total G&P and its Affiliates shall not Acquire any additional securities or assets of the Company or any of its subsidiaries thereafter, except pursuant to the terms of this Section 4); provided, however, that for purposes of clarity, in no event shall Total G&P be required to dispose of any securities of the Company that it may rightfully Acquire if, subsequent to such transaction, the number of shares of outstanding capital stock of the Company shall subsequently decrease, nor shall the voting rights of any securities that it holds be impaired or reduced.

(b)        Second Standstill Period.  During the period of time commencing on the Second Anniversary and continuing until the third anniversary of the Effective Date (the “Third Anniversary”) (with such period being referred to as the “Second Standstill Period”), without the prior consent of the Board (as evidence by a duly adopted resolution), Total G&P shall not, and shall cause its Affiliates not to Acquire, ownership (beneficial or otherwise) of any additional securities or assets of the Company or any of its subsidiaries (or any direct or indirect rights or options to acquire such ownership, or otherwise act in concert with respect to any such securities, rights or options with any Person) in excess of the greater of (i) the Series D Purchase, and (ii) thirty percent (30%) of the Company’s then outstanding capital stock (assuming the conversion of all outstanding shares of the Company’s Preferred Stock into the Company’s Common Stock) (the “Second Standstill Threshold”), provided that so long as Total G&P is not otherwise in breach of this Section 4 and notwithstanding the Second Standstill Threshold, if, during the Second Standstill Period, any Third Party Acquires more of the Company’s then outstanding capital stock (assuming conversion of all outstanding shares of the Company’s Preferred Stock into the Company’s Common Stock) then owned (beneficially or otherwise) by Total G&P and its Affiliates in the aggregate, Total G&P (and/or its Affiliates) may Acquire an additional number of shares of Common Stock of the Company such that Total G&P and its Affiliates own (beneficially or otherwise) in the aggregate no greater than one more share of Common Stock of the Company than is then owned (beneficially or otherwise) by such Third Party (assuming the conversion to Common Stock of all of such Third Party’s capital stock) (it being understood that Total G&P and its Affiliates shall not Acquire any additional securities or assets of the Company or any of its subsidiaries thereafter, except pursuant to the terms of this Section 4); provided, however, that for purposes of clarity, in no event shall Total G&P be required to dispose of any securities of the Company that it may rightfully Acquire if, subsequent to such transaction, the number of shares of outstanding capital stock of the Company shall subsequently decrease, nor shall the voting rights of any securities that it holds be impaired or reduced.

(c)        Other Prohibited Actions.      In addition to Sections 4(a) and 4(b), during the period of time commencing on the Effective Date and continuing until the Third Anniversary, without the prior consent of the Board (as evidence by a duly adopted resolution), Total G&P shall not, and shall cause its Affiliates not to

(i)

make, or participate in, directly or indirectly, any “solicitation” of “proxies” to vote (as such terms are used in the Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), become a “participant” in any “election contest” (as such terms are defined in Rule 14a-11 promulgated under the Exchange Act) or initiate, propose or otherwise solicit stockholders of the Company or its subsidiaries for the approval of any stockholder proposals;

(ii)

make, or participate in, directly or indirectly, in any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Company or any of its subsidiaries or their securities or assets, provided that nothing in this Section 4 shall be construed to limit Total G&P’s (or its Affiliates’) ability to exercise rights that are exercisable by the holders of the class of securities held by Total G&P or its Affiliates with respect to a given transaction;

(iii)

form, join, participate in, or encourage the formation of, a group (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company or any of its subsidiaries;

(iv)

deposit any securities of the Company or any of its subsidiaries into a voting trust, or subject any securities of the Company or any of its subsidiaries to any agreement or arrangement with respect to the voting of such securities other than the Amended and Restated Voting Agreement, dated as of even date herewith, by and among the Company, Investor and certain other security holders of the Company;

(v)	make any public announcement with respect to, or submit a proposal for, or offer (with or without conditions) of any extraordinary transaction involving the Company or any of its subsidiaries or any of their securities or assets;

(vi)

seek, or encourage or support any effort, to influence or control the management, board of directors, business, or policies of the Company or any of its subsidiaries, provided that this subclause (g) shall not apply to any actions taken by a representative of Total G&P on the Board in his or her capacity as a director or actions taken by Total G&P or any entity affiliated with Total G&P or in common control with Total G&P in accordance with agreements between it and the Company or any subsidiary of the Company;

(vii)	encourage or assist any other Person to undertake any of the foregoing actions; or

(vii)

take any action that could reasonably be expected to require the Company or any of its subsidiaries to make a public announcement regarding the possibility of any of the events described in this Section 4.

(d)      Exceptions.     Notwithstanding Sections 4(a), 4(b) and 4(c), this Section 4 shall be of no further effect and shall not bind Total G&P or its Affiliates in any manner from and after such time, if any, as (i) the Company is in breach of the “Participation in Sale Process” as described in Section 3 above, provided that Total G&P shall have provided the Company with prior written notice of such breach and given the Company at least five (5) business days to cure such breach, (ii) the Company fails to present to the Board a written request of Total G&P for a waiver of the standstill agreement within three (3) business days of the Company’s receipt of such written request, provided that this subclause (ii) shall only apply to the first four (4) requests made in any given twelve-month period, or (iii) the Company shall make a public announcement that it has, or the Company has in fact, entered into a letter of intent or definitive agreement with a Third Party Acquirer providing for any of the following transactions (each, an “Acquisition”) with a Third Party (a “Third Party Acquirer”):

(w) until the closing of the Company’s IPO, or a transaction or series of related transactions that would constitute a “Liquidation” pursuant to the Company’s Restated Certificate of Incorporation, as amended from time to time (the “Restated Certificate”), including but not limited to a restructuring, recapitalization or a reorganization;

(x) a merger or consolidation of the Company with the Third Party Acquirer which results in the holders of the voting securities of the Company outstanding immediately prior thereto (other than the Third Party Acquirer, its Affiliates and “associates” (as such term is used in the Exchange Act)) ceasing to represent at least fifty percent (50%) of the combined voting power of the surviving entity (or, if applicable, its parent company) immediately after such merger or consolidation;

(y) the sale or exclusive license to the Third Party Acquirer of all or substantially all of the assets of the Company; or

(z) the Third Party Acquirer, together with any of the Third Party Acquirer’s Affiliates or “associates” (as such term is used in the Exchange Act), becoming the beneficial owner of fifty percent (50%) or more of the combined voting power of the outstanding securities of the Company or by contract or otherwise having the right to control the board of directors of the Company or the ability to cause the direction of management of the Company.

Nothing in this Section 4 shall preclude either party from initiating discussions with the other party regarding a possible negotiated transaction on a non-public basis or any discussion in the ordinary course of business in connection with their existing relationships. In connection with the immediately preceding sentence, the Company’s management shall promptly present to the Board any such solicitation or request from Total G&P.

5.        Stop-Transfer Instructions.    Total G&P agrees that, in order to ensure that Total G&P does not acquire any securities of the Company in contravention of the standstill restrictions imposed by Section 4 of this Side Letter Agreement, the Company may issue appropriate “stop-transfer” instructions to its transfer agent, if any, and if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records. The Company will not be required (a) to transfer on its books any securities that have been acquired in violation of the standstill restrictions imposed by Section 4 of this Side Letter Agreement or (b) to treat Total G&P (and/or its Affiliates) as owner of such securities, or to accord Total G&P (and/or its Affiliates) the right to vote or receive dividends.

6.        Specific Performance.  Each party to this Side Letter Agreement acknowledges and agrees that any breach by either of them of this Side Letter Agreement shall cause the other party irreparable harm which may not be adequately compensable by money damages. Accordingly, in the event of a breach or threatened breach by a party of any provision of this Side Letter Agreement, including, without limitation, Section 3 of this Side Letter Agreement, each party shall be entitled to seek the remedies of specific performance, injunction or other preliminary or equitable relief, without having to prove irreparable harm or actual damages, and the Company shall not raise any defenses to specific performance (including but not limited to any argument that money damages are adequate), and that no bond need be posted. The foregoing right shall be in addition to such other rights or remedies as may be available to any party for such breach or threatened breach, including but not limited to the recovery of money damages.

7.        Costs of Enforcement.  If any party to this Side Letter Agreement seeks to enforce its rights under this Side Letter Agreement by legal proceedings, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all reasonable attorneys’ fees.

8.        Amendment and Waiver.      No amendment, modification, termination or cancellation of this Side Letter Agreement shall be effective unless it is in writing signed by the Company and Total G&P. No waiver of any of the provisions of this Side Letter Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

9.        Entire Agreement.    This Side Letter Agreement and the documents referenced herein set forth the entire understanding between the parties hereto and supersedes and merges all previous written and oral negotiations, commitments, understandings and agreements relating to the subject matter hereof between the Company and Total G&P.

10.        Assignment.    This Side Letter Agreement may not be transferred or assigned (whether by operation of law or otherwise) by either party without the prior written consent of the other party.

11.        Severability.    In case any one or more of the provisions contained in this Side Letter Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Side Letter Agreement, and such invalid, illegal or unenforceable provision shall be reformed and construed so that it will be valid, legal and enforceable to the maximum extent permitted by law.

12.        Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial messenger or courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company, to:

Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, CA 94608
Attention: Tamara Tompkins, General Counsel

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Gordon Davidson and Sayre Stevick

(b)	if to Total G&P, to:

2, place Jean Millier – La Defense 6
92076 Paris La Defense Cedex – France
Attention: Stephen Douglas

with a copy (which shall not constitute notice) to:

Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, CA 94025

Attention: Greg Heibel

13.      Miscellaneous.    This Side Letter Agreement shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware. The parties (a) irrevocably and unconditionally submit to the jurisdiction of the federal or state courts located in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Side Letter Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Side Letter Agreement except in the federal or state courts located in the State of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Side Letter Agreement or the subject matter hereof may not be enforced in or by such court. This Side Letter Agreement may be executed in one or more counterparts, which shall together constitute one agreement.

14.      Additional Covenants.

(a)        To the Company’s knowledge, Total G&P has not exerted control over, or directly or indirectly induced the Company’s actions with respect to, the IPO or the contents of the Form S-1 Registration Statement filed by the Company with the Securities and Exchange Commission on April 16, 2010, as amended (the “S-1”), nor has Total G&P engaged in any other conduct with respect to the IPO or the S-1 that would result in Total G&P being considered a “controlling person” within the meaning of Section 15 or Section 20 of the Securities Exchange Act of 1934.

(b)        The Company shall not amend its current Investment Policy (attached hereto as Exhibit B) without the prior approval of the Company’s Audit Committee of the Board (the “Audit Committee”); provided, however, that prior to the Audit Committee’s approval of any changes to such Investment Policy, the Company shall notify, and the Audit Committee shall consult with, a representative of Total G&P to be designated in writing by Total G&P.

(c)        After the date hereof, the Company shall not issue any additional shares of its Series B Preferred Stock without the consent of (i) the holders of a majority of the then outstanding shares of Preferred Stock, voting together as a single class on an as-converted basis and (ii) the holders of a majority of the then outstanding shares of Series D Preferred Stock.

Please indicate your agreement to the terms of this Side Letter Agreement by executing the acknowledgement and agreement below and returning a copy to the attention of Tamara Tompkins, our General Counsel.

[Remainder of page left blank]

Very truly yours,

AMYRIS, INC.

/s/ John G. Melo
Name: John G. Melo
Title: President and Chief Executive Officer

Acknowledged and Agreed as Aforesaid, as of the date first written above. TOTAL GAS & POWER USA, SAS

By:	/s/ Arnaud Chaperon
Name:	Arnaud Chaperon
Title:	Chairman

SIGNATURE PAGE TO SIDE LETTER

Exhibit A

Specified Parties

[*]

* Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Exhibit B

Investment Policy

Amyris Biotechnologies, Inc.

Investment Policy Guidelines

Date Last Reviewed: March 6, 2008

1.	PURPOSE

To establish guidelines for the investment of Amyris Biotechnologies’s surplus cash balances. Surplus cash balances are balances in corporate accounts not immediately required for working capital, capital investment, debt repayment, or other outstanding near-term financial obligations.

2.	OBJECTIVES

The objectives of the policy are, in order of priority:

2.1	Preservation of capital.

2.2	Fulfillment of liquidity needs.

2.3	Diversify investments to minimize risk and inappropriate concentrations of investments in any one entity.

2.3	Maximization of investment performance

2.4	Fiduciary control of cash and investments.

3.	ELIGIBLE INVESTMENTS

All investments must be U.S. dollar-denominated.

Borrowing for investment purposes is prohibited.

Investment in securities with underlying leverage risk or esoteric structures is prohibited.

Investment in derivative securities, other than floating-rate debt obligations, is prohibited.

3.1	U.S. Treasury bills, notes, and bonds

3.1.1      Includes putable, callable, and floating-rate obligations

3.2	U.S. agency debt obligations

3.2.1      Includes obligations issued by government-sponsored enterprises

3.3	Corporate debt obligations

3.3.1      Issue or issuer rated one of the following:

 3.3.1.1 A or better by Moody’s and/or Standard & Poor’s

 3.3.1.2 P-1 by Moody’s and/or A-1 or better by Standard & Poor’s

3.3.2      Includes eurodollar and yankee debt obligations

3.4	Bank debt obligations

3.4.1      Issue or issuer rated one of the following:

 3.4.1.1 A or better by Moody’s and/or Standard & Poor’s

 3.4.1.2 P-1 by Moody’s and/or A-1 or better by Standard & Poor’s

3.4.2      Includes eurodollar and yankee debt obligations

3.5	Taxable and tax-exempt municipal debt obligations

3.5.1      Issue or issuer rated one of the following:

 3.5.1.1  A or better by Moody’s and/or Standard & Poor’s

 3.5.1.2  MIG1 or VMIG1 by Moody’s and/or SP-1 or better by Standard & Poor’s

 3.5.1.3  P-1 by Moody’s and/or A-1 or better by Standard & Poor’s

3.5.2	Tax-exempt municipal debt obligations are eligible only when Amyris Biotechnologies is a tax-paying entity

3.6	Money market funds

3.6.1      SEC-registered

3.6.2      Maintain a net asset value of $1.00/share

3.6.3      Consist of a minimum of $1 billion in assets

3.7	Repurchase agreements

3.7.1      Collateralized at a minimum of 102% with one of the following:

 3.7.1.1  U.S. Treasury bills, notes, or bonds

 3.7.1.2  U.S. agency debt obligations

Collateral may not have maturities in excess of 24 months

4.	CONCENTRATION LIMITS

4.1 There is no limit to the percentage of Amyris Biotechnologies’ portfolio that may be maintained in U.S. Treasury debt obligations, U.S. agency debt obligations, or SEC-registered money market funds.

4.2 With the exception of those investments listed in Section 4.1, no one issuer or group of issuers from the same holding company shall exceed fifteen (15) percent of the book value of Amyris Biotechnologies’ portfolio at the time of purchase.

5.	MATURITY LIMITS

5.1	The maximum maturity of individual securities in Amyris Biotechnologies’ portfolio shall not exceed twenty-four (24) months.

5.2	The weighted-average days to maturity of Amyris Biotechnologies’ portfolio shall not exceed twelve (12) months.

5.3

For securities that have put, reset, or expected average maturity dates, the put, reset, or expected average maturity dates will be used, instead of the final maturity dates, for maturity limit purposes.

5.4

For securities that have call dates, the final maturity dates will be used for maturity limit purposes, unless callable securities are purchased at significant premiums, in which cases Capital Advisors Group may determine at its discretion to use call dates, instead of final maturity dates, for the purpose of calculating the weighted-average days to maturity of Amyris Biotechnologies’ portfolio.

5.5	The liquidity requirements stated in Section 6. will always take priority over the maturity limits stated in Sections 5.1, 5.2, and 5.3.

5.6

The Chief Financial Officer of Amyris Biotechnologies’ is provided discretion under this Policy to designate up to fifty percent (50%) of the market value of the portfolio of securities as “held to maturity” rather than “available-for-sale” if he or she believe this is a more appropriate classification, at the time Amyris Biotechnologies acquires the specific securities.

6.	LIQUIDITY REQUIREMENT

6.1	A minimum of two times the amount of expected monthly cash outflow must be liquid each business day.

6.1.1

Liquidity may be reduced below the amount of two times expected monthly cash outflow upon written notice by the individual(s) appointed by Amyris Biotechnologies’ Board of Directors to oversee fiduciary control.

6.1.2	For purposes of determining liquidity, book value shall be used.

6.2

The sale of securities prior to maturity is permitted only for managing liquidity and/or credit deterioration and must be pre-approved by the individual(s) appointed by Amyris Biotechnologies’ Board of Directors to oversee fiduciary control.

7.	INVESTMENT PERFORMANCE

7.1	Capital Advisors Group, Inc. shall issue a quarterly investment performance analysis using time-weighted measures.

7.2	Capital Advisors Group, Inc. shall meet regularly with the individual(s) appointed by Amyris Biotechnologies’ Board of Directors to oversee fiduciary control.

8.	CREDIT QUALITY

8.1	Trends for a given company or industry must be reviewed periodically by Capital Advisors Group, Inc. and adjustments in percentage positions made accordingly.

8.2

Should any investment held in Amyris Biotechnologies’ portfolio fall short of prescribed guidelines, Capital Advisors Group, Inc. shall immediately notify the individual(s) appointed by Amyris Biotechnologies’ Board of Directors to oversee fiduciary control.

8.3	In determining investment eligibility, Capital Advisors Group, Inc. shall rely on securities rating information obtained from Bloomberg, L.P.

9.	MARKETABILITY

9.1

All securities must be purchased through investment banking and brokerage firms of high quality and reputation, with a history of making markets for the securities in which Amyris Biotechnologies invests.

9.2

In the unlikely event that securities must be sold before their maturity, all securities must be easily remarketed. To accomplish this, securities must be conventional products with strong name recognition.

10.	TRADING GUIDELINES

10.1	Normal investing practice is to reinvest the funds on the day a security matures in order to minimize lost interest.

10.2	A daily transaction log shall be maintained by Capital Advisors Group, Inc. and shall be available for Amyris Biotechnologies’s review at any time.

10.3	All trading firms must generate a hard copy document for each transaction that shall be mailed to Capital Advisors Group, Inc. on behalf of Amyris Biotechnologies.

10.4

Quarterly summaries of Amyris Biotechnologies’ investment holdings and cash usage shall be maintained by Capital Advisors Group, Inc. and shall be available for Amyris Biotechnologies’ review at any time.

11.	CUSTODY

11.1	Assets must be held in a segregated bank custody account with separate fiduciary documents executed by the bank. Assets shall not be held by any investment manager or securities dealer.

11.2

The Bank operating the segregated bank custody account with separate fiduciary documents must be SAS70 Type II certified for the previous 12 months and must be intending to maintain current certification status at all times.

12.	FIDUCIARY DISCRETION

12.1	Capital Advisors Group, Inc. shall have full discretion to invest Amyris Biotechnologies’ portfolio subject to strict adherence to these guidelines.

12.2	Capital Advisers Group, Inc. shall act with the highest level of care, prudence, and diligence in carrying out the investment objectives set forth herein.

13.	AMENDMENTS TO INVESTMENT POLICY GUIDELINES

13.1	Capital Advisors Group, Inc. shall review these guidelines periodically with the individual(s) appointed by Amyris Biotechnologies’ Board of Directors to oversee fiduciary control.

13.2

Amendments to these guidelines may be made upon notification to Capital Advisors Group, Inc. by the individual(s) appointed by Amyris Biotechnologies’ Board of Directors to oversee fiduciary control, provided that such amendments are consistent with the investment objectives set forth in Section 2 of this document.

Date	BY
Chief Financial Officer